

August 16, 2010

Lindsay E. Gorrill
Chief Executive Officer
JayHawk Energy, Inc.
6420 E. Seltice Way
Post Falls, Idaho 83854

> **Re:** **JayHawk Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 30, 2010**
> **File Number 333-166970**

Dear Mr. Gorrill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please monitor the need to update your financial statements and related disclosure, in accordance with Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Overview, page 12

2.   We note your statements that the Crosby, North Dakota property area

> "…was considered a prime opportunity for exploitation of the reserves attributable to the reservoir as determined by management's analysis of the Crosby pool and other analogue oil pools within the same depositional fairway of the Crosby pool. Many of these analogue pools had been successfully developed

by other operators and had returned significant additional production and reserves associated with that drilling exploitation. Corroboration for the development of the pool was also given by the independent engineering assessment performed by McDaniel Associates of Calgary, Alberta, Canada..."

Please file the consent of McDaniel Associates and provide us with a copy of their assessment. Please also provide corroboration for the statements regarding the Crosby pool and analogue pools, or delete these statements.

Cash Flows, Liquidity and Capital Resources, page 15

3.   We note your response to comment 6 of our letter dated June 9, 2010. We also note your statement given in response to this comment, and in Amendment No. 1 in the third full paragraph of page 15, that states, "As of this writing, June 28, 2010, the Company has…" As Amendment No. 1 was filed July 30, 2010, please confirm that you have provided the proper date in this sentence or revise your disclosure accordingly. In addition, we would expect the information in this section to be updated, including to reflect the results for the quarter ended June 30, 2010.

Management, page 18

4.   We note your response to comment 10 from our letter dated June 9, 2010. In your updated disclosure, you state that Mr. Gorrill "has also served as President, Chief Executive officer and Treasurer of Star Gold Corp…" Star Gold Corp.'s latest filing on July 29, 2010 indicates that Mr. Gorrill is currently serving as a Director as well as the President of Star Gold Corp. Please revise your disclosure to distinguish between prior and current positions held by officers and directors. Disclose all directorships, held currently or in the past five years, for each director.

Exhibits

5.   We note your response to comment 11 from our letter dated June 9, 2010. Please resubmit exhibit 10.8 to provide a legible copy of the agreement with DKTED.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Marc J. Ross